June 5, 2012

Ms. Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

110 F Street N

Washington, D.C. 20549

Re:	Texas Capital Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 23, 2012

Dear Ms. McHale:

In connection with the Securities and Exchange Commission (“Commission”) comment letter dated May 31, 2012, relating to the filings made by Texas Capital Bancshares, Inc. (“TCBI”), with the Commission, we submit the following response referenced above:

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 23-Legal Matters, page 97

Comments

1.	We have reviewed your response to prior comment one from our letter dated May 3, 2012. Please expand your disclosure in future filings to describe in more detail the nature of the guarantor’s complaint and the basis for the jury verdict award of $65.4 million, as more fully described in your response.

Pursuant to our telephone conversation on June 1, 2012, we discussed the accounting comment issued in the Commission Letter dated May 31, 2012. A draft of the Company’s disclosure is necessary to clear this Form 10-K comment. The company should also acknowledge that going forward, they will still continue to evaluate the need to establish a liability for the $65.4 million verdict amount under the guidance in ASC 450-20-25-2 as new information or other events relevant to this case take place.

Response

In future filings, most specifically our second quarter Form 10Q that will be filed in late July, we will expand our disclosure to describe in more detail the nature of the guarantor’s complaint and the basis for the jury verdict award of $65.4 million. Our disclosure will continue to include any new developments related to the case. See below for a draft of our proposed disclosure.

We are aggressively defending against a $65.4 million jury verdict that was rendered in August 2011, in Antlers, Oklahoma, a town in rural Pushmataha County. The case was filed by one of the guarantors of a defaulted loan. A judgment has been entered by the trial court. We are pursuing a dismissal of the suit, a change in verdict or a new trial through motions pending at the trial court. We will appeal any further adverse judgment that might be entered by the trial court on motions that are currently pending. We have been advised by counsel that there are numerous grounds for dismissal, change in verdict in the trial court or on appeal. Counsel has also advised us the judgment in the Texas case discussed below may constitute a potential bar to any effectiveness or enforcement of the Oklahoma judgment against us, a judgment based on our alleged actions relating to the guaranty. As we currently believe a materially negative outcome in this matter is not probable, we have not established a reserve related to any potential exposure. As explained more fully below, we were not able to determine that the verdict amount, or any other amount or range of amounts, may even be likely for any such liability.

In addition, we have continued to pursue aggressively our suit filed in Texas in April 2010 against the plaintiff in the Oklahoma case and other guarantors of the defaulted loan. The loss related to the loan was recognized in the second quarter of 2010, and we have no remaining balance sheet exposure on the principal balance of the loan. On April 18, 2012, we received a summary judgment in our favor in the Texas case which ordered the guarantor (plaintiff in the Oklahoma case) to pay us just over $7.0 million.

The Oklahoma lawsuit was filed in 2010 shortly after our suit was filed in Texas. While the claims and allegations in this lawsuit were vague, and changed over time, the guarantor conceded that he had signed the guaranty, and that the guaranty was valid. He nevertheless complained ultimately that he later had been defrauded, because we had failed to notify him about the ongoing fraud at the company and the resulting financial condition of the company, even though he was a partner and salaried employee, and acted on behalf of the company in business transactions. We have raised a number of issues in our post-judgment briefing which we believe would require reversal of this fraud judgment in Oklahoma, including the fact that the premise of his fraud claim – that we had a duty to inform the plaintiff, a guarantor, of any financial issues concerning the debtor – is contrary to the express terms of the guaranty, and has also been rejected in a prior decision of the Oklahoma Supreme Court, even in the absence of such express contractual language. Additionally, we believe the jury was not properly instructed that any alleged fraud had to be proved by clear and convincing evidence. Based on the venue provision agreed to by the guarantor in the guaranty, the Texas court enjoined him from pursuing his lawsuit in Oklahoma. Later, the Texas Court of Civil Appeals affirmed the anti-suit injunction, holding that the venue provision of the guaranty was valid and applied to the guarantor’s fraud lawsuit in Oklahoma. The guarantor nevertheless defied the Texas court injunction, and proceeded forward with the Oklahoma lawsuit. Efforts in the Oklahoma courts to forestall the Oklahoma lawsuit in advance of trial were not successful. Throughout the Oklahoma trial, the guarantor emphasized the existence of the Texas lawsuit to recover on his guaranty, and he was permitted to inform the Oklahoma jury that his prospective liability in that action was about $6.7 million, plus accumulated interest, and that we further had added claims against him for fraud and RICO violations, which could cause his liability in the Texas lawsuit to be trebled. The Oklahoma jury proceeded to award the guarantor a total of $21.8 million in money damages, which was almost exactly three times his estimated prospective liability on his guaranty, and went on to award twice that amount in punitive damages, for a total amount of $65.4 million.

We vehemently contend that any proceedings in Oklahoma are invalid and void, since the Oklahoma lawsuit was pursued in violation of the Texas court’s injunction and in violation of the provisions of the guaranty that all legal proceedings would take place in Texas. In addition, as noted above, we have raised a number of issues in our post-judgment briefing which we believe would require reversal of the judgment in Oklahoma, including the fact that the premise of the guarantor’s claim is contrary to the express terms of the guaranty, and has also been expressly rejected in a prior decision of the Supreme Court in Oklahoma.

We will update the above disclosure for any new developments that occur between now and the time we file our 10Q. In addition, we will continue to evaluate the need to establish a liability under the guidance in ASC 450-20-25-2 as new information or other events relevant to the case take place.

If you have any questions concerning these responses, please call me at 214.932.6778 or Julie Anderson, principal accounting officer, at 214.932.6773.

Respectfully submitted,

/s/ Peter Bartholow

Peter Bartholow

Chief Financial Officer